Exhibit 99.1

CELESTICA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2013 consolidated financial statements and September 30, 2014 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 21, 2014 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation: statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; and the number of subordinate voting shares and price thereof we may repurchase under our NCIB. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; resolving commercial and operational challenges, and achieving profitability, in our semiconductor business; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; managing our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; completing any restructuring actions and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, and revenue growth in our semiconductor business; the timing and execution of any restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a global network of facilities throughout the world with end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. To drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which is focused on developing design solutions in collaboration with customers as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 64% of revenue for the first nine months of 2014 (first nine months and full year 2013 — 65%).

The products and services we provide serve a wide variety of applications, including: servers; networking, wireless and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology products, including solar panels and inverters.

We continue to invest to increase the value we deliver to our customers, through investments in people, service offerings, new capabilities, technology and IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in innovative supply chain solutions and services.

Our current priorities include (i) profitable growth in our end markets, (ii) continuous improvement in our financial results, including revenue growth, operating margins, return on invested capital (ROIC), and free cash flow, (iii) developing and building long-term profitable relationships with leading customers in our target markets, and (iv) investing in and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas support our long-term strategy and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets.

Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

Our financial results vary from period to period, and are impacted by factors such as the changing demand for our customers’ products in various end markets, our revenue mix, changes in our customers’ supply chain strategies, the size and timing of customer program wins by end market, the costs, terms and timing of ramping new business, program losses or customer disengagements, the margins achieved and capital deployed for the services we provide to customers, and other factors discussed below.

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, revenue can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our margins. The number and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC (discussed in “Non-IFRS measures” below), which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies service a variety of customers and end markets. Demand visibility remains limited, making revenue from customers and by end market difficult to predict. Short product life cycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology, model obsolescence, commoditization of certain of our products, the emergence of new business models that de-emphasize the products and services offered through traditional original equipment manufacturer distribution channels, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments as well as software-defined networks, increased competition and pricing pressure, and the general volatility of the economy, are all contributing factors. The global economy and financial markets continue to be uncertain and may continue to negatively impact end market demand and the operations of EMS providers, including Celestica. Continued uncertainty surrounding the extent and timing of a global economic recovery may impact future demand for our products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to address changes as they occur.

External factors that could impact the EMS industry and our business include natural disasters, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and our logistics partners operate. These types of events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, or their preference or need to consolidate their supply chain capacity or the number of supply chain partners. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better balance their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

The overall demand environment continues to be volatile across our end markets. Our revenue and margins will continue to be impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms and timing of ramping new business, and program losses or customer disengagements. Despite the challenging demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and create shareholder value. The costs of these investments and ramping activities may be significant and could continue to negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity. We achieved margin performance improvements throughout each quarter of 2013, and our margin performance as well as ROIC for the first nine months of 2014 improved compared to the same period of 2013 despite the lower revenue in the first nine months of 2014, primarily due to our continued focus on cost containment, as well as a favorable program mix as we de-emphasize the lower margin portion of our server and consumer businesses.

We completed the acquisitions of the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. in 2011 and D&H Manufacturing Company in 2012 in support of our efforts to expand our offerings in our diversified end market. We believe that these acquisitions have established and enhanced our presence in the semiconductor capital equipment market. Revenue from our semiconductor business for the third quarter of 2014 represented 5% (third quarter of 2013 — 4%) of our total revenue. We believe that semiconductor market demand continues to be difficult to predict due to changes in customer requirements for new manufacturing capacity and technology transitions, and is also impacted by general economic conditions. Our semiconductor business has been and continues to be negatively impacted by the overall demand in the semiconductor industry in recent years, the cost of investments we have made and, more recently, the costs, terms and timing of ramping new programs. For the first nine months of 2014, we incurred higher than expected losses in our semiconductor business, primarily due to lower than expected revenue as a result of weaker than anticipated customer demand, challenges associated with the ramping of new facilities and new programs, and continued inefficiencies and commercial and operational challenges associated with a particular customer. We continue to work with this customer to attempt to improve our performance and commercial relationship. Although our semiconductor business has performed below our expectations, we continued to develop and win new business from this customer and other customers in the semiconductor capital equipment market during the first nine months of 2014. Based on our current outlook, we expect to incur additional losses in our semiconductor business for the remainder of the year as we continue to ramp new programs, absorb excess capacity and make further operational and commercial improvements. We remain focused on expanding our presence in this market, and may make further investments and commit further resources in order to capitalize on perceived market potential and outsourcing opportunities, based in part, on our continued anticipation of overall demand improvement in the semiconductor industry. We intend to continue our efforts to strengthen our existing relationships and develop new business opportunities with the leading customers in this market. However, any further growth in our presence in the semiconductor industry may lead to increased volatility in our revenue and profitability and may also adversely impact our financial position and cash flows.

Summary of Q3 2014

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2014 and the financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2014. See “Critical Accounting Policies and Estimates” below.

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Revenue	$1,491.9	$1,423.1	$4,359.4	$4,207.0
Gross profit	103.3	105.6	285.9	300.9
Selling, general and administrative expenses (SG&A)	56.8	48.8	166.1	157.4
Other charges (recoveries)	(24.2)	6.1	(13.5)	(0.3)
Net earnings	$57.4	$34.4	$95.9	$112.6
Diluted earnings per share	$0.31	$0.19	$0.52	$0.62

	December 31 2013	September 30 2014
Cash and cash equivalents	$544.3	$578.2
Total assets	2,638.9	2,666.3

Revenue of $1.4 billion for the third quarter of 2014 decreased 5% from the same period in 2013. Compared to the third quarter of 2013, revenue dollars from our communications end market decreased 15% from the prior year period primarily due to weaker demand from certain customers and program completions in the third quarter of 2014; revenue dollars from our server end market decreased 7%, primarily due to the insourcing of a server program by one of our existing customers and overall demand weakness in this end market; and revenue dollars from our consumer end market decreased 25% from the prior year period, primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. These decreases were offset in part by a 7% increase in revenue from our diversified end market and an 18% increase in revenue from our storage end market. Compared to the third quarter of 2013, the revenue increase in our diversified end market in the third quarter of 2014 was driven primarily by new program wins across our industrial, semiconductor equipment, and aerospace and defense businesses, and the revenue increase in our storage end market was primarily due to new programs we launched in the first half of 2014. Communications and diversified continued to be our largest end markets for the third quarter of 2014, representing 40% and 29%, respectively, of total revenue for the period.

Despite the revenue decrease in the third quarter of 2014, gross profit increased 2% to $105.6 million (7.4% of total revenue) for the third quarter of 2014 from $103.3 million (6.9% of total revenue) for the third quarter of 2013, primarily as a result of our continued focus on cost containment, as well as improved program mix as we de-emphasized the lower margin portion of our server and consumer businesses. Our gross profit for the third quarter of 2014 also included a net credit of $2.5 million we recorded primarily as a result of our most recent review of the estimates and assumptions used to determine our warranty provisions, based on historical experience. SG&A for the third quarter of 2014 decreased 14% to $48.8 million from $56.8 million for the third quarter of 2013, primarily due to our overall spending reductions in the third quarter of 2014 as well as the timing of certain expenditures. In addition, we recorded foreign exchange gains this quarter (compared to foreign exchange losses recorded in the prior year period), which accounted for $2.7 million of the SG&A decrease. Net earnings for the third quarter of 2014 of $34.4 million were $23.0 million lower compared to $57.4 million for the same period in 2013, primarily due to a $24.0 million recovery we recorded in the prior year period related to certain class action lawsuits in which we were a plaintiff, partially offset by the SG&A decrease in the third quarter of 2014 (discussed above). During the third quarter of 2014, we also recorded a settlement loss on our pension obligation of $6.4 million in other charges (described below), which negatively impacted net earnings.

We believe that our balance sheet remains strong. Our cash and cash equivalents at September 30, 2014 were $578.2 million (December 31, 2013 — $544.3 million). Our non-IFRS free cash flow for the third quarter of 2014 was $92.7 million and increased from $10.4 million for the same period in 2013, primarily due to improved working capital performance. At September 30, 2014, there were no amounts outstanding (December 31, 2013 — no amounts outstanding) under our revolving credit facility and we had sold $50.0 million of accounts receivable (A/R) under our A/R sales facility as of September 30, 2014 (December 31, 2013 — sold $50.0 million of A/R).

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for those participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities relating to this pension plan immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges on the consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

On September 9, 2014, the Toronto Stock Exchange (TSX) accepted our notice to launch a new NCIB (our prior NCIB was completed in August 2014). Under the new NCIB, we may repurchase in the open market or as otherwise permitted, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting shares and multiple voting shares), subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB will be reduced by the number of subordinate voting shares we purchase during the term of the NCIB to satisfy obligations under our stock-based compensation plans. In September 2014, we also entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the broker to purchase, on our behalf, up to 1.4 million of our subordinate voting shares (for cancellation under the new NCIB) at any time through October 24, 2014, including during any applicable blackout periods. During the third quarter of 2014, we paid $7.4 million (including transaction fees) to repurchase for cancellation 0.7 million subordinate voting shares under this new NCIB, including 0.5 million shares purchased under the ASPP, at a weighted average price of $10.56 per share. At September 30, 2014, we also recorded a liability of $8.7 million, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the ASPP.

Pursuant to our previous NCIB that was completed in August 2014, during the third quarter of 2014, we repurchased and cancelled an aggregate of 1.7 million subordinate voting shares, including 1.4 million subordinate voting shares repurchased for $17.0 million (including transaction fees) under a previously disclosed program share repurchase (PSR) which we funded in May 2014 (described below) and an additional 0.3 million subordinate voting shares repurchased and cancelled for $3.4 million (including transaction fees).

On February 11, 2014, the TSX accepted our notice to amend our previous NCIB in order to permit the repurchase of our subordinate voting shares under one or more PSRs during the term of the NCIB. Under each PSR, the price and the number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of such PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under each PSR were cancelled upon completion of each PSR. We paid $27.1 million to a broker in February 2014 under an initial PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. Pursuant to this PSR, which we completed on May 23, 2014, we repurchased and cancelled 2.6 million subordinate voting shares at a weighted average price of $10.43 per share. In May 2014, after the completion of the initial PSR, we entered into a new PSR and paid $17.0 million to a broker for the right to receive an additional variable number of subordinate voting shares for cancellation upon such PSR’s completion. We completed this PSR on July 22, 2014, pursuant to which we repurchased and cancelled 1.4 million subordinate voting shares at a weighted average price of $12.17 per share.

During the third quarter of 2014, an aggregate of 2.4 million subordinate voting shares were repurchased for cancellation pursuant to our current and previous NCIBs. During the same period, we also paid $23.9 million (including transaction fees) for a trustee’s purchase of 2.2 million subordinate voting shares in the open market (outside of any NCIB period) to satisfy our obligations under our stock-based compensation plans.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14
Cash cycle days:
Days in A/R	46	42	41	42	45	43	46
Days in inventory	54	53	57	58	61	54	54
Days in A/P	(60)	(58)	(58)	(56)	(58)	(53)	(55)
Cash cycle days	40	37	40	44	48	44	45
Inventory turns	6.7x	6.9x	6.4x	6.3x	6.0x	6.8x	6.8x

	2013				2014
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
Amount of A/R sold (in millions)	$60.0	$50.0	$50.0	$50.0	$60.0	$60.0	$50.0

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

Cash cycle days for the third quarter of 2014 increased 5 days, to 45 days, compared to the same period in 2013 as a result of a 5-day increase in days in A/R and a 3-day decrease in days in A/P, offset in part by a 3-day decrease in days in inventory. Compared to the same period in 2013, the increase in the days in A/R was primarily due to reduced revenue levels and the late timing of sales in the third quarter of 2014; the decrease in the days in inventory reflected improved inventory management in the third quarter of 2014; and the decrease in the days in A/P was primarily due to the timing of purchases and payments in the respective quarters. The higher inventory days in the third quarter of 2013 was also impacted by increased inventory levels, required primarily to support new customer programs.

Compared to the second quarter of 2014, cash cycle days increased 1 day in the third quarter of 2014 as a result of a 3-day increase in days in A/R, offset in part by a 2-day increase in days in A/P. Compared to the previous quarter, the increase in the days in A/R was primarily driven by reduced revenue levels in the third quarter of 2014, and the increase in the days in A/P was primarily due to the timing of purchases and payments in the respective quarters.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our unaudited interim condensed consolidated financial statements are consistent with those described in note 2 to our 2013 audited consolidated financial statements.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations in connection with our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges and recoveries associated with our restructuring actions. During the third quarter of 2014, we did not identify any triggering event that would indicate the carrying amount of our CGUs may not be recoverable.

Recently adopted accounting pronouncements: Effective January 1, 2014, we adopted IAS 32 (Financial Instruments — Presentation (revised)) and IFRIC Interpretation 21 (Levies) as issued by the IASB. The adoption of these standards did not have a material impact on our unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements: In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. We are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and the seasonality of our business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs, customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisition and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a variety of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their excess internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business or program losses, as well as acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.1	92.6	93.4	92.8
Gross profit	6.9	7.4	6.6	7.2
SG&A	3.8	3.4	3.8	3.7
Research and development costs	0.3	0.4	0.3	0.4
Amortization of intangible assets	0.2	0.2	0.2	0.2
Other charges (recoveries)	(1.6)	0.4	(0.3)	—
Finance costs	—	—	0.1	0.1
Earnings before income tax	4.2	3.0	2.5	2.8
Income tax expense	0.4	0.6	0.3	0.1
Net earnings	3.8%	2.4%	2.2%	2.7%

Revenue:

Revenue of $1.4 billion for the third quarter of 2014 decreased 5% from the same period in 2013. Compared to the third quarter of 2013, revenue dollars from our communications end market decreased 15% from the prior year period primarily due to weaker demand from certain customers and program completions in the third quarter of 2014; revenue dollars from our server end market decreased 7%, primarily due to the insourcing of a server program by one of our existing customers and overall demand weakness in this end market; and revenue dollars from our consumer end market decreased 25% from the prior year period, primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. These decreases were offset in part by a 7% increase in revenue from our diversified end market and an 18% increase in revenue from our storage end market. Compared to the third quarter of 2013, the revenue increase in our diversified end market in the third quarter of 2014 was driven primarily by new program wins across our industrial, semiconductor equipment, and aerospace and defense businesses, and the revenue increase in our storage end market was primarily due to new programs we launched in the first half of 2014. Communications and diversified continued to be our largest end markets for the third quarter of 2014, representing 40% and 29%, respectively, of total revenue for the period.

Revenue for the first nine months of 2014 decreased 3% from the same period in 2013. Compared to revenue from our end markets in the first nine months of 2013, revenue dollars from our server end market decreased 29%, revenue dollars from our consumer end market decreased 24% and revenue dollars from our communications end market decreased 8%, due primarily to the factors discussed above. The transition of the insourced server program was completed in the third quarter of 2013. Compared to the same period in 2013, revenue dollars from our storage end market and diversified end market for the first nine months of 2014 increased 24% and 9%, respectively, due primarily to the factors discussed above.

The following table shows revenue from the end markets we serve as a percentage of total revenue for the periods indicated:

	2013					2014
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Communications	40%	42%	45%	41%	42%	40%	40%	40%
Consumer	7%	7%	6%	6%	6%	6%	5%	5%
Diversified	24%	25%	26%	27%	25%	28%	28%	29%
Servers	16%	14%	9%	11%	13%	10%	10%	9%
Storage	13%	12%	14%	15%	14%	16%	17%	17%
Revenue (in billions)	$1.37	$1.50	$1.49	$1.44	$5.80	$1.31	$1.47	$1.42

Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, the impact of seasonality on various end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, or program losses, the transfer of programs among our facilities at our customers’ request, and the costs, terms, timing and rate at which new programs are ramped up. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period to period. See “Overview” above.

In the past, we have experienced some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

Our communications end market represented 40% of total revenue for the third quarter of 2014 compared to 45% for the same period in 2013 (40% and 42% for the first nine months of 2014 and 2013, respectively). For the third quarter and the first nine months of 2014, revenue dollars from this end market decreased 15% and 8%, respectively, compared to the same periods of 2013, primarily due to weaker demand from certain customers and program completions.

Our diversified end market represented 29% of total revenue for the third quarter of 2014, up from 26% of total revenue for the same period in 2013 (28% and 25% for the first nine months of 2014 and 2013, respectively). Revenue dollars from our diversified end market increased 7% in the third quarter of 2014 and 9% in first nine months of 2014 compared to the same periods in 2013, primarily driven by new program wins across our industrial, semiconductor equipment, and aerospace and defense businesses. While our diversified end market experienced year-over-year growth, our results in this end market continued to be below our expectations, primarily due to the performance of our semiconductor business, as discussed in “Overview” above.

Our storage end market represented 17% of total revenue for the third quarter of 2014, up from 14% of total revenue for the same period in 2013 (17% and 13% for the first nine months of 2014 and 2013, respectively). Revenue dollars from our storage end market increased 18% in the third quarter of 2014 and 24% in the first nine months of 2014 compared to the same periods of 2013, primarily due to new programs we launched in the first half of 2014.

Our server end market represented 9% of total revenue for the third quarter of both 2014 and 2013 (10% and 13% for the first nine months of 2014 and 2013, respectively). For the third quarter and first nine months of 2014, revenue dollars from our server end market decreased 7% and 29%, respectively, compared to the same periods in 2013, primarily as a result of the insourcing of a server program by one of our existing customers and overall weaker demand in this end market. The customer’s insourcing of this lower margin program was completed in the third quarter of 2013.

Our consumer end market represented 5% of total revenue for both the third quarter and first nine months of 2014, down from 6% of total revenue for the third quarter of 2013 and 7% of total revenue for the first nine months of 2013. Revenue dollars from our consumer end market decreased 25% in the third quarter of 2014 and 24% in the first nine months of 2014 compared to the same periods in 2013, primarily due to program completions, as we continued to de-emphasize the lower margin business in our consumer portfolio.

For the third quarter and first nine months of 2014, we had three customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2013 — two customers and one customer, respectively).

Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers’ products, the impact of seasonality on our business, the extent and timing of new program wins, follow-on business or program losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers’ supplier base or supply chain strategies.

In the aggregate, our top 10 customers represented 65% and 64% of total revenue for the third quarter and the first nine months of 2014, respectively (third quarter and first nine months of 2013 — 65%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the timely replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

We believe that delivering profitable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Gross profit (in millions)	$103.3	$105.6	$285.9	$300.9
Gross margin	6.9%	7.4%	6.6%	7.2%

Despite the revenue decrease in the third quarter and first nine months of 2014, gross profit for such periods increased 2% and 5%, respectively, compared to the same periods in 2013. Gross margin for the third quarter and first nine months of 2014 also increased to 7.4% and 7.2%, respectively, compared to 6.9% for the third quarter of 2013 and 6.6% for the first nine months of 2013. These increases were primarily driven by our continued focus on cost containment, as well as a favorable program mix as we de-emphasize the lower margin portion of our server and consumer businesses, in the third quarter and first nine months of 2014. Our gross profit for the third quarter of 2014 also included a net credit of $2.5 million we recorded primarily as a result of our most recent review of the estimates and assumptions used to determine our warranty provisions, based on historical experience.

In general, in addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressure; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to our team incentive plans available to eligible employees, sales incentive plans and stock-based compensation, such as stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the third quarter of 2014 of $48.8 million (3.4% of total revenue) decreased 14% compared to $56.8 million (3.8% of total revenue) for the same period in 2013, primarily due to our overall spending reductions in the third quarter of 2014 as well as the timing of certain expenditures. In addition, we recorded foreign exchange gains this quarter compared to foreign exchange losses recorded in the same period in 2013, which accounted for $2.7 million of the SG&A decrease. SG&A for the first nine months of 2014 decreased 5% to $157.4 million (3.7% of total revenue) compared to $166.1 million (3.8% of total revenue) for the same period in 2013, primarily reflecting overall spending reductions in the first nine months of 2014.

Stock-based compensation:

Our employee stock-based compensation expense, which excludes deferred share units (DSU) expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. See the table in the section captioned “Non-IFRS Measures” below for the respective amounts of employee stock-based compensation expense recorded in each of cost of sales and SG&A for the third quarter and first nine months of 2014 and 2013.

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Employee stock-based compensation (in millions)	$6.5	$5.2	$22.6	$22.5

Our employee stock-based compensation expense for the third quarter of 2014 decreased $1.3 million compared to the same period in 2013, primarily driven by expense reversals due to forfeited awards related to terminated employees. Employee stock-based compensation expense for the first nine months of 2014 was relatively flat compared to the same period in 2013. In the third quarter and first nine months of 2014, we also recorded DSU expense of $0.4 million and $1.4 million, respectively (third quarter and first nine months of 2013 — $0.5 million and $1.3 million, respectively).

Other charges (recoveries):

We have recorded the following net restructuring charges for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Restructuring charges (recoveries)	$(0.2)	$(0.3)	$10.5	$—

Due to our disengagement from BlackBerry Limited in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2013 throughout our global network intended to streamline and simplify our business and to reduce our overall cost structure and improve margin performance. Although these restructuring actions were completed by the end of 2013, certain payments in connection therewith are expected to be made throughout 2014. At September 30, 2014, our remaining restructuring liability was $5.7 million, comprised primarily of employee termination costs and contractual lease obligations.  All cash outlays have been, and the balance is expected to be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable, non-core or non-strategic operations. An increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, or requests to transfer their programs among our facilities, may also result in our taking future restructuring actions.

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for those participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges on the consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by$149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

In the first nine months of 2014, we recorded recoveries of $6.7 million, consisting primarily of the recoveries of damages we received in connection with the settlement of certain class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0 million.

Income taxes:

We had an income tax expense of $7.8 million on earnings before tax of $42.2 million for the third quarter of 2014, compared to an income tax expense of $5.8 million on earnings before tax of $63.2 million for the same period in 2013. For the first nine months of 2014, we had a net income tax expense of $6.3 million on earnings before tax of $118.9 million compared to an income tax expense of $14.0 million on earnings before tax of $109.9 million for the first nine months of 2013. Current income taxes for the third quarter of 2014 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Current income taxes for the first nine months of 2014 consisted primarily of tax expense recorded in jurisdictions with current taxes payable and the income tax benefit of $14.1 million relating to the recognition of previously unrecognized tax incentives in Malaysia (discussed below) in the first quarter of 2014. Deferred income taxes for the third quarter primarily consisted of net deferred income tax recoveries for changes in temporary differences in various jurisdictions. Deferred income taxes for the first nine months of 2014 consisted primarily of net deferred income tax expense for changes in temporary differences in various jurisdictions.

Current income taxes for the third quarter and first nine months of 2013 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for the third quarter and first nine months of 2013 consisted primarily of the net deferred income tax recoveries for changes in temporary differences in various jurisdictions.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities which expire between 2014 and 2026 (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. Certain of our Malaysian income tax incentives will expire at the end of 2014, including the incentive discussed below. If we are unable to obtain new Malaysian income tax incentives for future periods, our Malaysian income tax expense may be significantly higher commencing January 1, 2015. Had we not been entitled to the Malaysian tax incentives for the current fiscal year, we estimate that our effective consolidated tax rate would increase by approximately 240 basis points for the nine months ended September 30, 2014.

During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 million in the first quarter of 2014 relating to years 2010 through 2013.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $18 million to $22 million at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $37 million at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $29 million at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 million at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 33 million Brazilian reais (approximately $14 million at period-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expect.

Liquidity and Capital Resources

Liquidity

The following tables show key liquidity metrics for the periods indicated (in millions):

	December 31 2013	September 30 2014
Cash and cash equivalents	$544.3	$578.2

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Cash provided by operating activities	$27.4	$103.1	$115.3	$163.5
Cash used in investing activities	(16.4)	(9.6)	(38.8)	(44.1)
Cash used in financing activities	(17.7)	(34.4)	(80.2)	(85.5)

Changes in non-cash working capital items (included with operating activities above):
A/R	$25.1	$50.4	$47.1	$(36.3)
Inventories	(40.7)	6.7	(136.1)	42.0
Other current assets	(1.9)	1.6	3.7	5.0
A/P, accrued and other current liabilities and provisions	(41.3)	(24.8)	25.4	(15.9)
Working capital changes	$(58.8)	$33.9	$(59.9)	$(5.2)

Cash provided by operating activities:

We generated $103.1 million of cash from operating activities in the third quarter of 2014 compared to $27.4 million for the same period in 2013. Compared to the same period in 2013, cash from operating activities increased $75.7 million in the third quarter of 2014 despite the $23.0 million decrease in net earnings, primarily due to favorable changes in working capital in the third quarter of 2014. With respect to working capital, compared to the third quarter of 2013, the change in A/R was primarily driven by lower revenue levels in the third quarter of 2014, the change in A/P and accrued liabilities was primarily driven by the timing of purchases and payments, and the improvement in inventories primarily reflected higher levels of inventory in the third quarter of 2013 required to support new programs.

For the first nine months of 2014, we generated $163.5 million in cash from operating activities compared to $115.3 million in the first nine months of 2013. Compared to the same period in 2013, cash from operating activities for the first nine months of 2014 increased primarily due to favorable changes in working capital, reflecting largely reduced inventory levels in the first nine months of 2014, offset in part by an unfavorable change in A/R levels due to the timing of revenue later in the third quarter of 2014 and changes in customer mix.

Our non-IFRS free cash flow for the third quarter and first nine months of 2014 increased $82.3 million and $43.0 million, respectively, compared to the same periods in 2013. The increase in each period was primarily due to the improvement in cash generated from operations (discussed above). See the section captioned “Non-IFRS Measures” below for a discussion of, among other items, the definition and components of non-IFRS free cash flow, as well as a reconciliation of this measure to cash provided by operating activities measured under IFRS.

Cash used in investing activities:

Our capital expenditures for the third quarter and first nine months of 2014 were $9.7 million and $44.7 million, respectively (third quarter and first nine months of 2013 — $16.6 million and $41.7 million, respectively). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

Cash used in financing activities:

During the third quarter of 2014, pursuant to our previous NCIB that was completed in August 2014, we paid $3.4 million (including transaction fees) to repurchase and cancel 0.3 million subordinate voting shares at a weighted average price of $10.70 per share. During the first nine months of 2014, pursuant to the same NCIB, we paid $59.6 million (including transaction fees) to repurchase and cancel a total of 5.5 million subordinate voting shares at a weighted average price of $10.82 per share, including 4.0 million subordinate voting shares we repurchased under two PSRs described above, for which we funded $27.1 million and $17.0 million in the first and second quarters of 2014, respectively. During the third quarter of 2013, we repurchased and cancelled 1.7 million subordinate voting shares under the same NCIB for $18.8 million, including transaction fees, at a weighted average price of $10.96 per share. We did not repurchase any subordinate voting shares for cancellation during the first half of 2013.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (see “Summary of Q3 2014” above). During the third quarter of 2014, we paid $7.4 million (including transaction fees) to repurchase for cancellation 0.7 million subordinate voting shares under this new NCIB, including 0.5 million shares purchased under the ASPP, at a weighted average price of $10.56 per share. At September 30, 2014, we also recorded a liability of $8.7 million, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the ASPP.

During the third quarter of 2014, we paid $23.9 million, including transaction fees, for a trustee’s purchase of 2.2 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans. During the first half of 2013, we paid $10.4 million (including transaction fees) for the trustee’s purchase of 1.05 million subordinate voting shares in the open market for the same purpose. We did not purchase any subordinate voting shares for such purpose in the first half of 2014 or the third quarter of 2013.

At December 31, 2012, we had $55.0 million outstanding under our revolving credit facility. We repaid $35.0 million during the first quarter of 2013 and the remaining $20.0 million in the second quarter of 2013. At September 30, 2014, there were no amounts outstanding under our revolving credit facility (December 31, 2013 — no amounts outstanding).

Cash requirements:

We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that either participant bank will purchase the accounts receivable we wish to sell to them under this program. See “Capital Resources” below.

We had $578.2 million in cash and cash equivalents at September 30, 2014 (December 31, 2013 — $544.3 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs, planned capital spending and any restructuring costs and obligations. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

As at September 30, 2014, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries that relate to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2014 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand.

We have granted share unit awards to employees under our stock-based compensation plans. Although we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash, we expect to satisfy these awards with subordinate voting shares purchased in the open market. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (described under “Summary of Q3 2014” above). We have funded, and expect to continue to fund, our share repurchases under the NCIB from cash on hand.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency. The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. A trial date has been set for April 20, 2015. Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada is tentatively scheduled to hear the appeal on February 9, 2015. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

See “Income Taxes” above for a description of various tax audits and positions, and contingencies associated therewith.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions and changes in our requirements.

At September 30, 2014, we had cash and cash equivalents of $578.2 million (December 31, 2013 — $544.3 million), of which approximately 73% was cash and 27% consisted of cash equivalents. Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. A U.S. government shutdown and/or U.S. government debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition.

The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2014 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We have a $400.0 million revolving credit facility that matures in January 2015. This facility includes an accordion feature that allows us to increase this limit by an additional $50.0 million, subject to certain terms and conditions. The facility also includes a $25.0 million swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. At September 30, 2014, there were no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants thereunder.

At September 30, 2014, we had $34.3 million (December 31, 2013 — $29.7 million) outstanding in letters of credit under our revolving credit facility. We also arrange letters of credit and surety bonds outside of our revolving credit facility. At September 30, 2014, we had $10.6 million (December 31, 2013 — $10.8 million) of such letters of credit and surety bonds outstanding.

We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2014 or December 31, 2013.

In November 2012, we entered into an agreement to sell up to $375.0 million at any one time in A/R on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce the overall capacity to $250.0 million based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor’s short-term rating of A-1 and a long-term rating of A at September 30, 2014. This agreement is renewable annually by mutual consent and can be terminated at any time by the banks or us. At September 30, 2014, we had sold $50.0 million (December 31, 2013 — $50.0 million) of A/R under this facility. Since our A/R sales program is on an uncommitted basis, there can be no assurance that either of the banks will purchase the A/R we intend to sell to them under this program.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At September 30, 2014, our Standard and Poor’s corporate credit rating was BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2013. Other than the restrictive and financial covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At September 30, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$229.3	$0.91	13	$(4.6)
Thai baht	139.8	0.03	15	(0.3)
Malaysian ringgit	88.3	0.30	15	(0.8)
Mexican peso	30.1	0.07	14	(0.6)
British pound	96.5	1.66	4	2.2
Chinese renminbi	102.6	0.16	12	(0.2)
Euro	28.5	1.31	4	0.4
Romanian leu	12.8	0.30	11	(0.7)
Singapore dollar	22.6	0.80	12	(0.3)
Other	10.9		4	0.1
Total	$761.4			$(4.8)

These contracts, which generally extend for periods of up to 15 months, will expire by the end of the fourth quarter of 2015. The fair value of the outstanding contracts at September 30, 2014 was a net unrealized loss of $4.8 million (December 31, 2013 — net unrealized loss of $17.3 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of market risks associated with financial instruments.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies. We do not use derivative financial instruments for speculative purposes.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risk due to fluctuations in these rates.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at September 30, 2014 a Standard and Poor’s rating of A-1 or above.  Each financial institution with which we have our A/R sales program had a Standard and Poor’s short-term rating of A-1 and a long-term rating of A at September 30, 2014. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees (discussed above) had an A.M. Best or Standard and Poor’s long-term rating of A or above at September 30, 2014. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

Related Party Transactions

Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

We had manufacturing agreements with certain companies related to or under the control of Onex or Gerald Schwartz. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm’s length terms.

In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

Outstanding Share Data

As of October 16, 2014, we had 157,305,613 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had 3,444,041 outstanding stock options, 4,056,880 outstanding RSUs, 6,088,092 outstanding PSUs (based on a maximum payout of 200%), and 1,088,052 outstanding DSUs, each such option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2014. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2014, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

During the third quarter and first nine months of 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2013. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2013. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2012	2013				2014
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,496.2	$1,372.4	$1,495.1	$1,491.9	$1,436.7	$1,312.4	$1,471.5	$1,423.1
Gross profit %	6.7%	6.3%	6.4%	6.9%	7.2%	6.9%	7.1%	7.4%
Net earnings	$7.2	$10.5	$28.0	$57.4	$22.1	$37.3	$40.9	$34.4
Weighted average # of basic shares	201.5	183.4	184.2	184.0	182.0	180.8	179.6	177.5
Weighted average # of diluted shares	203.4	185.0	185.9	186.4	184.5	182.6	182.0	179.6
# of shares outstanding	182.8	184.0	184.3	182.9	181.0	180.5	178.8	176.7
Net earnings per share:
basic	$0.04	$0.06	$0.15	$0.31	$0.12	$0.21	$0.23	$0.19
diluted	$0.04	$0.06	$0.15	$0.31	$0.12	$0.20	$0.22	$0.19

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2012 and 2013 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2012 and 2013 were impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Third quarter 2014 compared to second quarter 2014:

Revenue for the third quarter of 2014 decreased 3% to $1.4 billion from $1.5 billion for the second quarter of 2014. Compared to the second quarter of 2014, revenue dollars from our communications and server end markets decreased 5% and 10%, respectively, primarily due to demand softness in these end markets; and revenue dollars from our consumer end markets decreased 14% primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. For the third quarter of 2014, revenue dollars from our diversified end market increased 2% sequentially, primarily driven by new program wins, and revenue dollars from our storage end market were relatively flat compared to the previous quarter. Gross margin for the third quarter of 2014 of 7.4% increased from 7.1% for the second quarter of 2014, primarily driven by a net credit of $2.5 million we recorded primarily as a result of our most recent review of the estimates and assumptions used to determine our warranty provisions, based on historical experience. Net earnings for the third quarter of 2014 decreased by $6.5 million from the second quarter of 2014, reflecting primarily the higher other charges in the third quarter of 2014 which more than offset lower SG&A.

Third quarter 2014 actual compared to guidance:

IFRS net earnings per share for the third quarter of 2014 was $0.19 on a diluted basis. IFRS net earnings for the third quarter of 2014 included an aggregate charge of $0.04 (pre-tax) per share comprised of employee stock-based compensation expense and amortization of intangible assets (excluding computer software). This is within the guidance we provided on July 24, 2014 of an aggregate charge of between $0.03 and $0.07 for these items.

On July 24, 2014, we provided the following guidance for the third quarter of 2014:

	Q3 2014
	Guidance	Actual
IFRS revenue (in billions)	$1.40 to $1.50	$1.423
Non-IFRS adjusted net earnings per share (diluted)	$0.21 to $0.27	$0.26

For the third quarter of 2014, revenue of $1.42 billion and non-IFRS adjusted net earnings per share of $0.26 were both within the range of our published guidance.

Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe  non-IFRS adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Our non-IFRS measures include: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, ROIC, free cash flow, cash cycle days and inventory turns. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2013		2014		2013		2014
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS Revenue	$1,491.9		$1,423.1		$4,359.4		$4,207.0

IFRS gross profit	$103.3	6.9%	$105.6	7.4%	$285.9	6.6%	$300.9	7.2%
Employee stock-based compensation expense	3.1		3.1		9.4		10.4
Non-IFRS adjusted gross profit	$106.4	7.1%	$108.7	7.6%	$295.3	6.8%	$311.3	7.4%

IFRS SG&A	$56.8	3.8%	$48.8	3.4%	$166.1	3.8%	$157.4	3.7%
Employee stock-based compensation expense	(3.4)		(2.1)		(13.2)		(12.1)
Non-IFRS adjusted SG&A	$53.4	3.6%	$46.7	3.3%	$152.9	3.5%	$145.3	3.5%

IFRS earnings before income taxes	$63.2		$42.2		$109.9		$118.9
Finance costs	0.6		0.7		2.1		2.1
Employee stock-based compensation expense	6.5		5.2		22.6		22.5
Amortization of intangible assets (excluding computer software)	1.6		1.6		4.9		4.8
Restructuring and other charges (recoveries)	(24.2)		6.1		(13.5)		(0.3)
Non-IFRS operating earnings (adjusted EBIAT) (1)	$47.7	3.2%	$55.8	3.9%	$126.0	2.9%	$148.0	3.5%

IFRS net earnings	$57.4	3.8%	$34.4	2.4%	$95.9	2.2%	$112.6	2.7%
Employee stock-based compensation expense	6.5		5.2		22.6		22.5
Amortization of intangible assets (excluding computer software)	1.6		1.6		4.9		4.8
Restructuring and other charges (recoveries)	(24.2)		6.1		(13.5)		(0.3)
Adjustments for taxes (2)	0.2		(0.1)		0.2		(0.4)
Non-IFRS adjusted net earnings	$41.5		$47.2		$110.1		$139.2

Diluted EPS
Weighted average # of shares (in millions)	186.4		179.6		185.7		181.3
IFRS earnings per share	$0.31		$0.19		$0.52		$0.62
Non-IFRS adjusted net earnings per share	$0.22		$0.26		$0.59		$0.77
# of shares outstanding at period end (in millions)	182.9		176.7		182.9		176.7

IFRS cash provided by operations	$27.4		$103.1		$115.3		$163.5
Purchase of property, plant and equipment, net of sales proceeds	(16.4)		(9.6)		(38.8)		(44.1)
Finance costs paid	(0.6)		(0.8)		(2.1)		(2.0)
Non-IFRS free cash flow (3)	$10.4		$92.7		$74.4		$117.4

Non-IFRS ROIC % (4)	19.8%		21.3%		17.4%		19.0%

(1)           Management uses non-IFRS adjusted EBIAT as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)           The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that we believe do not impact our core operating performance.

(3)           Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)           Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a four-point average to calculate average non-IFRS net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Non-IFRS operating earnings (adjusted EBIAT)	$47.7	$55.8	$126.0	$148.0
Multiplier	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$190.8	$223.2	$168.0	$197.3
Average non-IFRS net invested capital for the period	$963.7	$1,046.7	$964.5	$1,036.2
Non-IFRS ROIC % (1)	19.8%	21.3%	17.4%	19.0%

	December 31 2013	March 31 2014	June 30 2014	September 30 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3	$2,666.3
Less: cash	544.3	489.2	519.1	578.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2	1,071.7
Non-IFRS net invested capital at period end (1)	$985.4	$1,065.8	$1,077.0	$1,016.4

	December 31 2012	March 31 2013	June 30 2013	September 30 2013
Non-IFRS net invested capital consists of:
Total assets	$2,658.8	$2,643.4	$2,705.5	$2,714.4
Less: cash	550.5	531.3	553.5	546.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7	1,214.8	1,177.5
Non-IFRS net invested capital at period end (1)	$964.4	$966.4	$937.2	$990.1

(1)        Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a four-point average to calculate average non-IFRS net invested capital for the nine-month period. There is no comparable measure under IFRS.